COLUMBIA FUNDS VARIABLE INSURANCE TRUST

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617)772-3265

February 19, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Post-Effective Amendment No. 36 to Registration Statement on Form N-1A

Registration File Nos.: 033-14954; 811-05199

Dear Ladies and Gentlemen:

In connection with the registration of the Registrant under the Investment Company Act of 1940 (the “1940 Act”) and the issuance of an indefinite number of its securities under the Securities Act of 1933, as amended (the “1933 Act”), we are transmitting for filing on EDGAR pursuant to Rule 485(a) under the 1933 Act, Post-Effective Amendment No. 36 and Amendment No. 38 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A.

The purpose of the filing is to effect certain material changes to the prospectuses for Columbia Asset Allocation Fund, Variable Series, Columbia Federal Securities Fund, Variable Series, Columbia International Fund, Variable Series, Columbia Large Cap Growth Fund, Variable Series, Columbia Large Cap Value Fund, Variable Series, Columbia Mid Cap Value Fund, Variable Series, Columbia Money Market Fund, Variable Series, Columbia S&P 500 Index Fund, Variable Series, Columbia Select Large Cap Growth Fund, Variable Series, Columbia Select Opportunities Fund, Variable Series, Columbia Small Cap Value Fund, Variable Series, Columbia Small Company Growth Fund, Variable Series, Columbia Strategic Income Fund, Variable Series, and Columbia Value and Restructuring Fund, Variable Series, series of the Registrant, in order to implement the summary section requirements of Form N-1A.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3265.

Very truly yours,

/s/ Peter T. Fariel

Peter T. Fariel

Assistant Secretary

Columbia Funds Variable Insurance Trust